Mercedes-Benz Auto Receivables Trust 2016-1
Investor Report
Collection Period Ended   30-Jun-2020

Amounts in USD

Dates

Collection Period No.	46			
Collection Period (from... to)	1-Jun-2020	30-Jun-2020		
Determination Date	13-Jul-2020			
Record Date	14-Jul-2020			
Distribution Date	15-Jul-2020			
Interest Period of the Class A-1 Notes (from... to)	15-Jun-2020	15-Jul-2020	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jun-2020	15-Jul-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	350,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	500,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	532,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	115,970,000.00	56,134,104.20	46,168,863.10	9,965,241.10	85.929474	0.398110
Total Note Balance	**1,497,970,000.00**	**56,134,104.20**	**46,168,863.10**	**9,965,241.10**		
Overcollateralization	38,416,784.98	38,409,669.62	38,409,669.62			
Adjusted Pool Balance	1,536,386,784.98	94,543,773.82	84,578,532.72			
Yield Supplement Overcollateralization Amount	54,889,203.04	2,170,355.75	1,887,580.42			
Pool Balance	**1,591,275,988.02**	**96,714,129.57**	**86,466,113.14**			

	Amount	Percentage
Initial Overcollateralization Amount	38,416,784.98	2.50%
Target Overcollateralization Amount	38,409,669.62	2.50%
Current Overcollateralization Amount	38,409,669.62	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.750000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.110000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.260000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.460000%	68,296.49	0.588915	10,033,537.59	86.518389
Total		**$68,296.49**		**$10,033,537.59**	

Amounts in USD

Available Funds			Distributions	
Principal Collections	10,116,307.82		(1) Total Servicing Fee	80,595.11
Interest Collections	274,790.24		Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	13,720.03		(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	152,725.61		fees (max. $250,000 p.a.)	
Purchase Amounts	20,522.54		(3) Interest Distributable Amount Class A Notes	68,296.49
Advances made by the Servicer	0.00		(4) Priority Principal Distributable Amount	0.00
Investment Earnings	1,400.10		(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**10,579,466.34**		(6) Regular Principal Distributable Amount	9,965,241.10
Reserve Fund Draw Amount	0.00		(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**10,579,466.34**		(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
			fees [not previously paid under (2)]	
			(9) Excess Collections to Certificateholders	465,333.64
			Total Distribution	**10,579,466.34**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	80,595.11	80,595.11	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	68,296.49	68,296.49	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	68,296.49	68,296.49	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	68,296.49	68,296.49	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	9,965,241.10	9,965,241.10	0.00
Aggregate Principal Distributable Amount	9,965,241.10	9,965,241.10	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,840,966.96
Reserve Fund Amount - Beginning Balance	3,840,966.96
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	409.32
minus Net Investment Earnings	409.32
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,840,966.96
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	409.32
Net Investment Earnings on the Collection Account	990.78
Investment Earnings for the Collection Period	1,400.10

Notice to Investors

Note 1:

645 accounts with an outstanding principal balance of $6,713,145.05 did not have an installment payment scheduled for the current Collection Period.

Note 2:

In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, initially estimated not to exceed three months and currently extended to a maximum of five months, which will generally result in an extension of the term of the customer's contract by an equivalent number of months. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral. The Servicer is also implementing a phased resumption of collection activities, including repossessions, that have been temporarily curtailed in response to the COVID-19 pandemic. Additional relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,591,275,988.02	59,357
Pool Balance beginning of Collection Period	96,714,129.57	13,180
Principal Collections	7,086,196.92	
Principal Collections attributable to Full Pay-offs	3,030,110.90	
Principal Purchase Amounts	20,352.94	
Principal Gross Losses	111,355.67	
Pool Balance end of Collection Period	86,466,113.14	12,357
Pool Factor	5.43%	

	As of Cutoff Date	Current
Weighted Average APR	3.09%	3.33%
Weighted Average Number of Remaining Payments	50.38	13.35
Weighted Average Seasoning (months)	15.40	57.27

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	85,647,441.70	12,264	99.05%
31-60 Days Delinquent	615,713.66	68	0.71%
61-90 Days Delinquent	106,065.07	15	0.12%
91-120 Days Delinquent	96,892.71	10	0.11%
Total	86,466,113.14	12,357	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.235%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	111,355.67	14	25,302,969.21	1,095
Principal Net Liquidation Proceeds	13,716.59		6,503,791.50	
Principal Recoveries	149,084.07		11,215,355.79	
Principal Net Loss / (Gain)	(51,444.99)		7,583,821.92	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.674%)
Prior Collection Period	(0.770%)
Second Prior Collection Period	1.007 %
Third Prior Collection Period	(0.221%)
Four Month Average	(0.164%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.477%
Average Net Loss / (Gain)	6,925.86

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.